UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC  20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                       PINNACLE BUSINESS MANAGEMENT, INC.
                       ----------------------------------
                 (Name of small business issuer in its charter)


NEVADA                                                     91-1871963
------                                                     ----------
(State or other jurisdiction of                           (I.R.S.Employer
incorporation or organization)                             Identification
                                                           Number)

                      2963 Gulf to Bay Boulevard, Suite 265
                      -------------------------------------
                           Clearwater, Florida  33759
                           --------------------------
                                 (813) 669-7781
                                 --------------
          (Address and telephone number of principal executive offices)


        Securities to be registered pursuant to Section 12(b) of the Act
                       200,000,000 shares of common stock
                      100,000,000 shares of preferred stock

                                   Copies to:
                                  Lee Walthall
                       Schroeder Walthall Neville, L.L.P.
                           1100 Louisiana, Suite 4850
                              Houston, Texas  77002
                                 (713) 654-9100

DESCRIPTION                                                      SUBMISSION PAGE

ITEM  1     DESCRIPTION  OF  BUSINESS
ITEM  2     MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION
ITEM  3     DESCRIPTION  OF  PROPERTY
ITEM  4     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
ITEM  5     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
ITEM  6     EXECUTIVE  COMPENSATION
ITEM  7     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
ITEM  8     DESCRIPTION  OF  SECURITIES

PART  II

ITEM 1 MARKET PRICE OR AND DIVIDEND ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS
ITEM  2     LEGAL  PROCEEDINGS
ITEM  3     CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS
ITEM  4     RECENT  SALES  OF  UNREGISTERED  SECURITIES
ITEM  5     INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

PART  F/S

PART  III

ITEM  1     INDEX  TO  EXHIBITS
ITEM2       DESCRIPTION  OF  EXHIBITS

SIGNATURES

EXHIBITS

     The Company is providing with this filing audited year end financial statements for 1997 and 1998, and unaudited financial statements for year end 1999. The independent auditors engaged by the Company on February 4, 2000 to audit 1999 cannot generate audited year end 1999 financial statements without unreasonable effort and cost to the Company. Nevertheless, the Company is required to become fully reporting by March 8, 2000 pursuant to NASD rule 6530. Management is therefore providing the financial statements attached in reliance on the provisions of Rule 12b-21, promulgated under the Securities Exchange Act of 1934.


ITEM  1.     DESCRIPTION  OF  BUSINESS

     Pinnacle Business Management Inc. ("Pinnacle" or the "Company") is a holding company with two subsidiaries actively engaged in consumer lending and deferred deposit services. Pinnacle is a Nevada corporation chartered in May 1997.

     Originally, Pinnacle was a wholly-owned subsidiary of 300365 BC, Ltd. d/b/a Peakers Resources Company, a Canadian corporation (the "Predecessor").The
Predecessor was organized in 1986 to conduct mining operations, but never actively engaged in business. On May 15, 1997, the shareholders of the Predecessor agreed to exchange all the shares of the Predecessor with the shares of the Company on a share-for-share basis. The Predecessor became inactive and its business was wound up. United States residents now own the majority of Pinnacle's shares.

     In 1997, Pinnacle acquired Fast Title Loans, Inc.("Fast Title"). It did so by forming JTBH Corporation, a wholly owned subsidiary, which merged with Fast Title on a share for share basis. . Fast Title was the surviving entity and is now a wholly owned subsidiary of Pinnacle.

     Fast Title is a consumer lender chartered in Florida in April, 1996. It makes relatively short term loans on the basis of a security interest in vehicle titles.

     In 1998, Pinnacle formed Fast PayCheck Advance of Florida, Inc.("Fast PayCheck"), also a wholly owned subsidiary. Fast PayCheck is a Florida corporation. Fast Paycheck offers deferred deposit services to individual customers who find it difficult to obtain credit.

     In 1997, Pinnacle formed Summit Property, Inc. ("Summit Property") a Nevada corporation. Summit Property is inactive.

BUSINESS  OF  THE  ISSUER

     Pinnacle is a Company in transition. In the past, Fast Title, its consumer lending subsidiary, has generated all of its revenues. Fast Title lends money short-term, secured by the borrower's vehicle title. Certain local ordinances recently enacted create a hostile environment for the title loan business. As a result, the Company plans to discontinue its efforts to expand the Fast Title business. It plans, instead, to concentrate on the Fast PayCheck business and its potential for growth.

      Fast PayCheck offers payday deferred deposit services to individuals. The maximum amount of a deferred deposit is $500. The Company has recently signed an agreement to offer Fast PayCheck services through Mail Boxes Etc. USA, Inc. stores ("MBE Agreement"). Management is very optimistic about the potential for growth in this business endeavor. Operations are expected to render a yield to the Company, which should grow conservatively for several years into the future. Mail Boxes Etc. USA, Inc. ("MBE") has over 3000 locations in the United States. Locating in even a fraction of these stores could greatly expand the business of Fast PayCheck.

     Illustrated below is an estimate of the percentage of total revenue contributed to Pinnacle by Fast Title operations compared to Fast PayCheck operations;

1997  Fast title =  100%  Fast PayCheck = 0%
1998  Fast title =   99%  Fast PayCheck = 1%
1999  Fast title =   95%  Fast PayCheck = 5%

     In 1999, the Company has spent approximately $100,000 on new proprietary software to process its payday deferred deposit operations. This system also services the title loan business; it accepts and processes all information necessary for Pinnacle' s bookkeeping system.

     These costs are incurred at the same time the cash flow from Fast Title is decreasing. Management believes that any negative impact on revenues will be temporary. Net income should increase as the new operations begin generating revenues.

Fast  Title
-----------

     Fast Title loans money on motor vehicle titles. It markets loans to individuals and businesses with poor or non-existent credit. Fast Title provides fast access to short-term cash loans. Borrowers pledge the title of their vehicle as collateral. The Company will not accept a vehicle as collateral unless there are no other outstanding liens on the vehicle. No credit checks on the individual are required. The individual generally retains the use of his vehicle during the loan period.

     Loan amounts are generally less than 40% of the blue book value of the collateral. The maximum interest rate is 22% per month, the maximum allowed by Florida law. The average net yield to the Company is 12%. The average loan is $500.00. The average term of a loan is four months, but the term may extend to a year. In Florida, the law provides that a creditor may keep any surplus realized from the repossession and the sale of the vehicle . Fast Title, however, does not repossess vehicles on a regular basis. It is the policy of the

Company to repossess only if there is no activity on the account for 60 days, and only after efforts are made to secure repayment of the loan. In 1999, Fast Title netted approximately $1,200 from the sales of repossessed vehicles.

     Fast Title recently consolidated its eight store front locations, and now markets its services through six store locations, telephone solicitation and newspaper and Yellow Pages advertisements. Management plans to keep the six store locations open but does not intend to open any more stores. Fast Title holds a consumer-lending license from the State of Florida pursuant to Florida Statutes Chapter 538. This license requires Pinnacle to register and pay a fee for each location. Pinnacle is subject to the pawn broker laws of Florida.

Fast  Title  Competition

     Fast Title's primary competitor is Florida Title Loans, Inc.("Florida Title"). Florida Title has 300 locations in the Southeast and has a long operating history. Florida Title has a loan to value ratio of 33% of the wholesale value of the collateral. Fast Title has a loan to value ratio of up to 50% of the wholesale value of the collateral. Fast Title therefore competes with the larger distribution base by attracting a wider market.

     Fast Title's second major competitor is Speedy Cash. Speedy Cash has approximately 200 locations. Speedy Cash is located in the states of Florida, Georgia, Mississippi, South Carolina and North Carolina. Management believes that it effectively competes with Speedy Cash. The presence of these competitor companies is favorable for Fast Title. These companies advertise heavily. This publicity educates consumers about the title loan method of borrowing cash. Fast Title to some extent experiences the same seasonal fluctuations that any consumer lending facility would experience. It may experience a slight increase in business during the Christmas season, for example. It is not, however, considered a seasonal business. Any such fluctuations are relatively minor and are not considered by Management in the overall planning and budgeting for the Company.

Fast  PayCheck
--------------

     Fast PayCheck offers deferred deposit services to individuals with poor or non-existent credit or who need short-term financing. Fast PayCheck provides fast access to short-term cash. Customers complete an application. If accepted, the customer writes a post-dated personal check to Fast PayCheck. Fast PayCheck then issues the customer a debit card. Pinnacle holds the personal check until the customer's payday, and then electronically debits the individual's bank account. The transaction is considered an exchange of a payment instrument for a payment instrument. As a result, Fast PayCheck is not considered a paycheck lender, but a money transmitter. No credit checks on the individual are required.

     Fast PayCheck charges the customer a fee of 10% of the check amount and a $5 transaction fee. The maximum amount of a loan is $500.00. The average loan is $200. The maximum term of a loan is two weeks. The Company receives an average return of 25% per month on these transactions.

     Pinnacle has a contract with Comdata Network, Inc. d/b/a Comdata Corporation ("Comdata") and Master Card to issue the borrower the pre-credited private label debit card for the amount of the personal check minus the fees charged. Distribution of funds to the customer is only made through this debit card system. This insures maximum security at the store locations by eliminating the need for each store to carry large amounts of cash. The Company keeps a bank account by agreement with Master Card. This account generally keeps a balance of up to $50,000. Purchases made by a customer's use of the debit card are deducted from Pinnacle's Master Card cash account. If Pinnacle does not keep sufficient cash in the account, Master Card will not honor debit card purchases.

     Pinnacle also has a remarketing agreement with Comdata. This allows Pinnacle to offer the card to its competitors and receive transactional revenue from the card usage. At the present time, the Company receives little income from this agreement. Pinnacle also receives recurring revenue through a per transaction fee associated with the customer's use of the Fast PayCheck debit card.

     In third quarter 1999, Fast PayCheck and Pinnacle signed a three year contract with MBE to offer Fast PayCheck services in MBE locations throughout the United States. MBE is a franchiser of retail outlets ("MBE Centers") which provide a variety of postal, business and communication services to businesses and the general public. Through this Agreement, Fast PayCheck may offer its services in any participating MBE Centers. To participate, an individual franchisee must agree to offer Fast PayCheck services in their MBE Center. The MBE Agreement carries an option to renew upon terms agreed to by MBE, Pinnacle and Fast PayCheck.

          Under the terms of the MBE Agreement, customers complete the application and provide it to MBE personnel. MBE Centers fax the documents to Pinnacle's call center and distribute a card to the borrower at the MBE location. MBE is paid $3.50 per transaction. Management intends the call center to receive the fax application from the MBE centers, qualify the application, enter the customers information into the computer, re-fax the approval or denial and activate the debit card for the customer.


     Currently, Fast PayCheck offers its services in Fast Title and Florida MBE Center locations. Pinnacle intends to expand into a multi-state operation in the year 2000 offering services in MBE Centers. By the end of 2001, Management plans to expand into every MBE location in states with laws favorable to the provisions of Fast PayCheck services. Several states have usury laws, for example, that would prohibit Fast PayCheck practices. Management estimates that as many as 2800 MBE stores are located in favorable states. At this time, Pinnacle has applied for the appropriate licenses in Idaho, Missouri, Utah and Indiana.

     Fast PayCheck holds a license from the State of Florida Department of Banking and Finance pursuant to the provisions of Florida Statutes 560.200 through 560.213.

Fast  PayCheck  Competition

     Fast PayCheck competes with paycheck lenders and check cashers. Its largest competitor is Ace Check Cashing. Ace has approximately 1,800 locations throughout the United States. However, Ace cashes checks. Fast PayCheck can offer a customer the use of funds before the paycheck is actually deposited. Therefore, Ace's competitive effect is minimal.

     Several companies offer payday advance loans. These companies are considered lenders and must comply with consumer lending laws to a greater extent than Fast PayCheck. These companies have received a great deal of negative press because they will "roll" the loaned amount into a greater loan term with the payment of additional fees. Many customers find themselves having to borrow against their paycheck in this manner every pay period. Fast PayCheck will not roll any amounts forward. Fast PayCheck will not credit the debit card unless all prior amounts have been paid through the electronic debit. As a result, a true comparison of Fast PayCheck and traditional paycheck advance lenders cannot be made.

     Fast PayCheck's payday advance business has not operated for a full fiscal year. Presently, Management does not know whether Fast PayCheck's business will be seasonal in nature. Management anticipates a small increase in business during the Christmas season as individuals need cash to meet holiday expenses.

EMPLOYEES

     Pinnacle has four full time employees. Fast Title employs 11 people. Of the Fast Title employees, eight manage the stores and three are administrators in the corporate office.

     Fast PayCheck currently employs 15 people. Currently, ten employees operate the call center. Management is currently hiring more employees to man the call center. More people will be added as additional business is added from the MBE Agreement. At this time, it is not possible to estimate the amount of business the MBE Agreement will generate or the resulting number of employees needed by Fast PayCheck.

Both Michael Bruce Hall and Jeff Turino have employment agreements with the Company.

REGULATIONS
-----------

     GENERAL. The Company is, or expects to be, subject to regulation in several
     --------
jurisdictions in which it operates, including jurisdictions that regulate check cashing fees, or require the registration of check cashing companies or money transmission agents. The Company is also subject to regulation in jurisdictions where it offers title loans. In addition, Pinnacle is subject to federal and state regulation relating to the reporting and recording of certain currency transactions.

     STATE  REGULATIONS.  Florida  law  requires  licensing  and regulates check
     -------------------
cashing fees. The ceiling on fees is in excess or equal to the fees charged by the Company.

     As the Company's operations expand, check cashing fee ceilings in additional jurisdictions could have an adverse effect on the Company's business. Existing fee ceilings could restrict the ability of the Company to expand its operations into certain states.

     The Company must be licensed as a check casher in all jurisdictions in which it offers payday deferred deposit services and must comply with the regulations governing those services. In addition, in some jurisdictions, check cashing companies or money transmission agents are required to meet minimum bonding or capital requirements and are subject to record-keeping requirements.

     FEDERAL  REGULATIONS.
     ---------------------

     The Money Laundering Suppression Act of 1994 added a section to the Bank Secrecy Act requiring the registration of businesses, like the Company, that engage in check cashing, currency exchange, money transmission, or the issuance or redemption of money orders, traveler's checks, and similar instruments. The purpose of the registration is to enable governmental authorities to better enforce laws prohibiting money laundering and other illegal activities. The registration requirement was suspended pending the adoption of regulations implementing the statute, and in May 1997, the Financial Crimes Enforcement Network of the Treasury Department ("FinCEN") proposed regulations for comment. In August 1999, FinCEN announced the adoption of final implementing regulations, effective September 20, 1999. The regulations require "money services businesses" to register with the Treasury Department, by filing a form to be adopted by FinCEN, by December 31, 2001, and to re-register at least every two years thereafter. The regulations also require that a money services business maintain a list of names and addresses of, and other information about, its agents and that the list be made available to any requesting law enforcement agency (through FinCEN). That agent list must first be maintained by January 1, 2002, and must be updated at least annually. Though FinCEN must adopt further regulations and procedures to more fully implement these requirements, based on the newly adopted regulations, management of the Company does not believe that compliance with these requirements will have any material impact on the Company's operations.

     In November 1999, the Federal Reserve Board proposed new regulations that would include "payday loans" as credit for purposes of the federal Truth in Lending Act. The Company's lending activities may be subject to the new regulations, if the Company's activities are included in the definition of payday lending. The proposed regulations require that payday lenders clearly disclose the interest rate of the loan, calculated on an annual basis, to consumers applying for credit. The Company expects that the effect of the proposed regulations on the Company will be minimal because Florida law already requires such disclosures, and the Company complies. The regulations, if adopted, would become effective October 1, 2000. Compliance with the proposed regulations is optional until that date.

     To the extent that use of the debit card falls within the Electronic Funds Transfer Act, Federal Reserve Board Regulation E will apply to Fast PayCheck transactions. These govern electronic funds transfers ("EFT") between customer accounts. Primarily, the Act and regulation 1) require EFT merchants to provide customers with certain disclosures, 2 detail the circumstances under which an EFT merchant may issue a card, 3) limit a customer's liability for a lost or stolen card, and 4) require EFT merchants to follow certain dispute resolution procedures.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's discussion is based on an analysis of the audited year end financial statements for 1997 and 1998, and unaudited financial statements for year end 1999.

 Plan  of  Operation

     Operating expenses for the Company are approximately $1,100,000 annually. Management expects that expenses will be greater in the near future, due to the costs of expansion of Fast PayCheck services.

     The Company has suffered substantial net operating losses in each of 1997 and 1998. Management expects audited 1999 financial statements to also indicate a net loss. In addition, the Company has a $100,000 note payable with an investor that expired May 14, 1999.The investor has not yet called this loan. There is no agreement as of yet to the terms of a possible reinstatement. Moreover, the Company has approximately one million dollars in debt that will mature between February 28, 2000 and December 31, 2000. At this time, it is unlikely that the Company will have adequate capital available to repay the debt. If these loans are called, the Company's financial condition will be further negatively impacted. The Company is also defending various lawsuit claims which, if lost, would negatively impact the Company. Even if the outcome is positive, the cost to the Company in legal fees and employees' time is substantial.

     To meet these needs over the next twelve months, Management is pursuing both the reduction of debt and the increase of revenue. The Company is negotiating with investors to either extend the existing obligations or convert the debt to equity. Additionally, Management is vigorously defending the lawsuits that have been filed. Management believes that the Company is entitled to certain offsets against the claims in litigation. Further, Management is seeking an alliance partner or banking institution that could offer long-term debt to carry the expenses of the Company until revenues are increased.

     At the same time, Management expects revenues to increase as the MBE Centers begin processing Fast PayCheck services. Any increase will be affected by the length of time it takes to complete the licensure process in each state, and the agreement of each of the franchisees to start servicing Fast PayCheck customers. The number of customers who participate at each location will also affect any increase.

     Further, future income could be severely affected by new federal laws, various state laws and/or local ordinances that Fast PayCheck may encounter. For example, should federal interest rates continue to rise, the cost of funds to Fast PayCheck may increase. State usury laws may limit any increase Fast PayCheck can pass through to its customers. This could effectively reduce Fast PayCheck's margin and therefore reduce revenues.

Past  and  Future  Financial  Condition

     Total Assets of the Company are $1,426,508 at year end 1997; $1,606,122 at year end 1998, and $ 1,749,799 at year end 1999. The slight increase is attributable primarily to the acquisition of computer equipment and software. The deferred tax benefit realized in 1998 and 1999 accounts for the increase as well. Liabilities, however, have substantially increased from $1,724,497 at year end 1997 to $2,033,959 at year end 1998, and $2,078,376 at year end 1999. The increase is due in large part to maturing long term debt. This results in a current stockholders' deficit as reflected in the financial statements. Management cautions that the current financial condition of the Company will continue in its weak condition until and unless the business envisioned in the MBE Agreement materializes.

Results  of  Operations

     Revenue has decreased from $1,459,026 at year end 1997 to $633,478 year end 1998. In 1999, Management estimates revenue of $409,341. This is due to the loss of business experienced by Fast Title. Unfortunately, operating expenses continue to increase over the same time period, from $1,063,372 year end 1997 to $1,101,311 year end 1998. In 1999, year end operating figures are estimated to be $1,553,392. The amount of expenses is reasonable considering the expansion and litigation expenses the Company has borne. As a result, Management believes that the financial condition of the Company will improve substantially by 2002.

Liquidity

     Maintaining sufficient liquidity is a material challenge to Management at the present time. The Company has customer loans receivable of $1,001,658 in 1997; $804,708 in 1998; and $839,851 in 1999. With the application of net allowance for doubtful accounts, this results in a net loans receivable of $870,965 in 1997; $743,877 in 1998; and $831,268 in 1999. Further, the Company
owns a note receivable dated December 29, 1997 for $25,000 with 18% per annum interest. The principal balance and accrued interest is due and payable on the earlier of 1) a private placement being completed in whole or part including but not limited to, any escrow disbursements of any funds to the maker, or 2) March 27, 2000. There are no payments received in 1997,1998, or 1999.

     In August 1999, the Company secured a national contract with Comdata. This contract allows the distribution of the Fast PayCheck debit card at the point of sale locations. As a result, the Company is in negotiation with its competitors to allow them to use the debit card system. This may generate revenue on a broader basis and increase Company value.

Capital  Expenditures

     The Company is engaged in consumer finance and electronic technology development. As a result, capital expenditures are not substantial. The facilities are leased. Property and equipment net costs are $70,902 in 1997, $101,761 in 1998, and $169,417 in 1999. This represents approximately 6% of total operating expenses in 1997; 9% in 1998, and 10% in 1999. Substantially all of the value of the Company is not in physical assets but in the ongoing operations of the Company. Should the Company be liquidated, there are few assets to distribute to creditors or shareholders.

     Non-cancelable lease commitments run until 2002. The total amount due under the lease terms, however, for 2000 is $37,373. Rent and related expenses under operating leases amount to $110,923 for 1997; $83,792 for 1998, and $167,641 for 1999. The Company is operating various locations on a month to month basis.

Litigation

     The Company is in the process of settling litigation involving a claim in Bankruptcy by First American Reliance, Inc. against the Company for $800,000 Including 9% interest, for amounts loaned and advanced by First American Reliance, Inc. The Company had asserted a defense and set off alleging monies due to Pinnacle from stock subscriptions in 1998, which were never turned over to the Company. Pinnacle accrued a liability for $538,276 in 1998 and $355, 755 in 1997, respectively. The financial condition of the Company will benefit greatly from settlement of the suit without liability to the Company.

ITEM  3.  DESCRIPTION  OF  PROPERTY

     The Company lease certain office space and store front facilities. It has made no investments in real estate, real estate mortgages, or securities or interest in persons primarily engaged in real estate activities. There is no plan to do so in the future.

ITEM  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

     The following table shows each class of equity securities of beneficial owners holding 5% or more of Pinnacle, as of February 1, 2000. Since Messrs. Hall and Turino are the Directors and Executive Officers of the Company, the following table shows each class of equity securities of Pinnacle and its subsidiaries owned by all directors and officers of Pinnacle, as of February 1, 2000 as well.

Title of Class   Name and Address of    Amount and Nature of    Percent of Class
                   Beneficial Owner     Beneficial Ownership
---------------  ---------------------  ----------------------  ----------------

Common Stock .  Michael Bruce Hall      38,941,585 shares                  25.6%
                                        held by the Michael
                                        Bruce Hall Family
                                        Partnership
---------------  ---------------------  ----------------------  ----------------

Common Stock .  Jeff Turino             38,941,585 shares                  25.6%
                                        held by the Katherine
                                        Burney Family
                                        Limited Partnership
---------------  ---------------------  ----------------------  ----------------

Common Stock .  Officers and Directors  77,883,170 shares                  51.2%
                as a Group
---------------  ---------------------  ----------------------  ----------------

(1) Includes 55,000,000 shares issued to the officers as consideration for an Agreement and Release signed February 28, 2000 by the Company, Jeff Turino and Bruce Hall. The Agreement and Release releases any claims to back compensation, bonus amounts and stock options arising before January 1, 2000 under the terms of the employment agreements signed in 1997. Other provisions of the employment agreements still apply.

ITEM  5.  DIRECTORS,  EXECUTIVE  OFFICERS,  PROMOTER  AND  CONTROL  PERSONS


Name of Officer or     Position      Age    Term of Office
Director
------------------  ---------------  ---  ------------------
Michael Bruce Hall  President         45  Since October 1997
                    Director
------------------  ---------------  ---  ------------------
Jeffrey G. Turino.  Chief Executive   43  Since October 1997
                    Officer
                    Director
------------------  ---------------  ---  ------------------

Michael Bruce Hall: President since 1997. Mr. Hall has a BSBA from the University of Richmond. Mr. Hall started Landmark Custom Homes in the early
1980s and built 200 custom homes in Pinellas and Hillsborough Counties in Florida. In 1983, he started and still owns Market Place Travel, which is one of the top five independent producing agencies in Pinellas County. In the late 1980s, he worked as a financial planner for E.F. Hutton. He returned to the construction and design field in the early 1990s and worked for Zuma Engineering, Inc., a local recycling company, as an electrical design specialist until 1997. He served as the Chairman for the Legislative Committee for the Southern Association of Title Lenders in 1996.

     Mr. Hall oversees and manages all facets of the corporation including, but not limited to, marketing, collections, customer service and expansion. He also plans, develops and establishes policies and objectives of Pinnacle. He approves all financial obligations.

Jeffrey G. Turino: Chief Executive Officer since 1997. Mr. Turino has a management degree from the University of Florida. From 1986 to 1997, Mr. Turino served as corporate secretary for Zuma Engineering, Inc. Mr. Turino coordinates and implements all policies and procedures directed by the Board of Directors.

SUITS  AGAINST  DIRECTORS

     In 1986, Michael Hall was a party to an arbitration proceeding convened by the National Association of Securities Dealers, Inc.("NASD"). The proceeding was the result of a complaint by a client of Shearson Lehman stemming in part from Mr. Hall's activities as a broker for such client. The arbitration resulted in an award for the client in the amount of $250,000.

     In 1995, Jeffrey Turino entered into a Stipulation and Consent Agreement with the Florida Department of Banking and Finance Division of Financial Investigation. Mr. Turino consented to a finding that, as corporate secretary of Zuma Engineering, Inc., he failed to prevent corporate agents of Zuma to offer for sale and sell unregistered securities in the State of Florida. He agreed to pay a $10,000 fine and to refrain from future violations of Florida's securities laws.

ITEM  6.  EXECUTIVE  COMPENSATION

     Bruce Hall and Jeff Turino EACH have entered into an employment agreement with Pinnacle. The term extends until October 13, 2002, and is automatically renewed for one year terms. Under the terms of the agreement, each receives an annual base salary of $104,000 with additional increases, at least annually, as deemed necessary by the Board of Directors. In the event that the Company cannot meet the executive's compensation, the executive may either defer the compensation and accrue the salary or take the difference in common stock at the rate of one share of each dollar not received in the first year. In years two through five, the executive may take stock at a rate equal to shares purchased by the dollar difference of the paid versus unpaid salary at an average price of the last thirty days in the trading year of the stock.

     Each executive is entitled to an incentive bonus equal to 5% of that portion of the pretax income of the Company for that fiscal year.


Name and        Year  Salary (1)   Bonus   Other Annual   All Other
Principal                                  Compensation  Compensation
Position
--------------  ----  -----------  ------  ------------  ------------
Michael Hall .  1999  $    55,000  $  -0-           -0-           -0-
                1998  $    65,464
                1997  $    61,728
--------------  ----  -----------  ------  ------------  ------------
Jeffrey Turino  1999  $    55,000  $  -0-           -0-           -0-
                1998  $    65,464
                1997  $    61,728
--------------  ----  -----------  ------  ------------  ------------

(1) The employment agreements originally provided that each executive may take in the form of stock or cash compensation earned up to $104,000 per year but not paid, and bonus amounts of $52,000 each in 1998. Such acquisition could be deferred by each and taken at a time in their sole discretion. The employment agreements also provided two stock option plans, "A" and "B." Option "A" allowed for 500,000 shares of common stock, having an exercise price of $.50 per share, in 1998. Option "B" allowed for 500,000 shares of common stock, having an exercise price of $1.00 per share, from 1999 through 2002. The officers each release the Company from claims for past compensation, bonus and option amounts arising before January 1, 2000.

ITEM  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

          In June 1999, Jeff Turino and Bruce Hall signed an agreement with Primex Capital pledging 6,000,000 shares of Pinnacle stock to secure a personal loans. Turino and Hall then loaned the proceeds to Pinnacle in the amount of $350,000.

ITEM  8.  DESCRIPTION  OF  SECURITIES

Common  and  Preferred  Stock

The authorized capital stock of the Company consists of 200,000,000 shares of common stock, par value $.001 per share and 100,000,000 shares of preferred stock, par value $.001 per share. As of February 1, 2000, there are 151,962,686 shares of common stock outstanding. None of the preferred shares have been issued. The common stock is currently traded on the Over The Counter Bulletin Board ("OTC BB"). The Company's trading symbol is PCBM. There are approximately 123 current shareholders of record. At year end 1999, 85,952,686 shares were outstanding.

     The common stock traded on OTCBB will be delisted if the Company is not considered fully reporting by March 8,, 2000. As a result, the stock has experienced recent decreases in market price. The current market price is approximately $.10 per share.

     All shares of common stock have equal voting, liquidation, dividend and other rights. Shareholders are entitled to one vote for each share of common stock at any Shareholders' meeting. Holders of shares of common stock are entitled to receive such dividends as may be declared by the Board of Directors. In the event of liquidation, shareholders are entitled to participate pro rata in a distribution of. There are no conversion, preemptive, or other subscription rights or privileges with respect to the common shares. The common stock of the Company does not have cumulative voting rights. The holders of more than fifty percent (50%) of the shares voting in an election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining shares aggregating less than fifty percent (50%) would not be able to elect any directors.

Stock  Options

     At  year  end  1999,  the  following  stock  options  were  outstanding:

1. Gordon & Associates Strategic Investments, Inc. A consulting agreement entered into with Gordon & Associates grants options with the following attributes:


Expiry Date                        Exercise Price               Number of Shares
------------------    ----------------------------------------  ----------------
Termination of the __ The lessor of $.25 per share or           Up to 35,322,578
Agreement             30% of the average closing bid price for
trading.

2. The Company issued 8% Convertible Debentures dated March 19, 1999, in the amount of $260,000 all of which has been converted and 2,054,480 shares issued. On March 31, 1999, the Company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

Warrants

     The Company has entered into an agreement with M.H. Meyerson & Co., Inc. for the provision of investment banking services. As consideration, the Company has granted five year Warrants to purchase, at a price of $.125 per share, a total of 5,580,000 shares of the common stock of Pinnacle. These warrants may be exercised until August 18, 2004. At the present time, none have been exercised.

Dividends

     The Company has not declared dividends in the past and does not have the current capital necessary to declare a dividend in the foreseeable future.

PART  II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCK MATTERS

     Pinnacle is traded on the Over the Counter Bulletin Board, symbol PCBM. The for the stock during each full quarterly period for the last two years are as follows:


Quarter   High    Low
-------  ------  -----
4Q 1999    .275    .09
3Q 1999     .60   .095
2Q 1999     .51   .029
1Q 1999  .84375  .0625
4Q 1998    .625   .125
3Q 1998    1.75    .50
2Q 1998    4.00   1.50
1Q 1998    4.00   3.50

     The OTC BB market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

     As of February 1, 2000 there are 123 holders of common stock on February 1, 2000. Management believes that most of the stock is held in nominee name, and as a result, there may be as many as 2,000 individuals who own Pinnacle stock. As of February 1, 2000, there are no holders of preferred stock.

ITEM  2.  LEGAL  PROCEEDINGS

Tyler  Jay  &  Company,  L.L.C.  and  First  American  Reliance,  Inc.
----------------------------------------------------------------------

The first proceeding regarding Tyler Jay is an adversary proceeding brought by the Trustee in Bankruptcy of First American Reliance, Inc.("the Debtor") in the United States Bankruptcy Court, Western District, New York, BK Case No. 98-23906, AP No. 99-2186, entitled Douglas J. Lustig, as Trustee v. Pinnacle
                                       -----------------------------------------
Business Management, Inc., and Fast Title Loans, Inc.  The trustee is seeking to
----------------------------------------------------
recover purported loans from the Debtor to Fast Title and/or Pinnacle, in a sum of approximately $800,000. An answer to the suit has been filed and the parties are currently in the discovery process. Management has agreed to determine the actual amount of the loans against proceeds of a private placement diverted by the Debtor's principal using a separate corporation. Management believes that the setoff for funds diverted during the private placement will equal or exceed the amounts loaned to Fast Title.

     In the second proceeding, Pinnacle and Fast Title Loans are defendants in a pending civil action instituted in 1999, in Erie County, New York, entitled Tyler Jay & Company, L.L.C. v. Fast Title Loans, Inc. and Pinnacle Business
--------------------------------------------------------------------------------
Management,  Inc.,  Index  No. I-1999/5697.  Plaintiffs asserts a claim for fees
------------------------------------------
and commissions arising from loans made by the Debtor in the previously described adversary proceeding and sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to conduct the private placement noted above. Tyler Jay claims that it is owed certain monies and stock options, which damages are allegedly in excess of $600,000. Fast Title and Pinnacle have filed a motion to dismiss the case alleging that the New York courts do not have jurisdiction over them in this matter. They have also asserted that Tyler Jay is not entitled to recovery since the agreed-upon services were not provided. Moreover, Fast Title and Pinnacle have filed a counterclaim seeking $34,000, the sum paid to Tyler Jay, on the basis that Tyler Jay's fraudulent representations and breach of fiduciary duty damaged them.

Peter  Polland  and  Euro  Products
-----------------------------------

     By letter dated October 14, 1999, addressed to Fast Title and Pinnacle, a law firm representing Peter Pollard and Euro Products Limited demanded payment of the sum of $300,000 with accrued interest for default in payment obligations relating to certain business arrangements. These obligations are evidenced in a promissory note in the principal amount of $300,000 dated June 28, 1999, executed by Pinnacle in favor of Euro Products Limited. Fast Title is neither a party to nor a guarantor of the promissory note. The demand was reduced to $200,000 by reason of a payment of $100,000 that was made. Pinnacle's counsel responded to said demand by letter dated November 5, 1999, which proposed a schedule as to payment by Pinnacle of the $200,000 outstanding balance owing under the note. As of the date hereof, Peter Pollard and Euro Products have not responded, in writing or otherwise. Neither Pinnacle nor Fast Title has been served with citation of a lawsuit.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

     Not  applicable.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES; USE OF PROCEEDS FROM REGISTERED SECURITIES

     February 02, 1998, the Company offered a private placement under Rule 504 of Regulation D f 635,000 shares of common stock for $1.50 per share. This resulted in net capital contributed to the Company of $419,973 to the Company. The underwriter, American Freedom Securities, Inc. was entitled to a commission of 10% of the gross amount sold. This offering was never completed; most of the proceeds were never forwarded to the Company. The principal of the underwriter, thought to be liable for the losses, is now deceased. Management believes that all shares sold under the offering have been accounted for, although the missing proceeds may never be available to the Company. Management believes that the offering was fully subscribed.

     The Company issued 8% Convertible Debentures dated March 19,1999. These were underwritten by Corporate Capital Management, L.L.C., in the amount of $260,000 with a maturity of 360 days ("8% Notes"). The Conversion Price was the lesser of 77.5% of the lowest closing bid price of the common shares for five trading days ending on the day prior to conversion ("Variable Conversion Price") or 100% of the lowest closing bid price for the common shares for the five trading days ending on the day prior to closing ("Fixed Conversion Price"). The issue of the notes was made under Rule 504 of Regulation D, promulgated under the Securities Act of 1933. By April 15, 1999, all of the 8% Notes were converted and 2,054,480 shares issued. On March 31, 1999, the Company granted an option to buy 33,000 shares at a purchase price of $.319 per share to the attorney and underwriter for the 8% Notes.

     On or about February 29, 2000, the Company has issued 55,000,000 shares of restricted stock to Jeff Turino and Bruce Hall. The shares are issued as consideration for an Agreement and Release in which the officers and the Company released mutual claims against each other arising from operation of the employment agreements before January 1, 2000. The Agreement and Release acts also as an amendment to the employment agreements, and the officers agree to perform under the amended terms until expiration of the agreements.


ITEM  5.  INDEMNIFICATION  OF  DIRECTORS  AND  OFFICERS

     There are currently no provisions in either the Articles or the Bylaws of the Company which indemnify the Officers or Directors.

FINANCIAL  STATEMENTS







                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES

                              FINANCIAL STATEMENTS

                           DECEMBER 31, 1998 AND 1997

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES

                          INDEX TO FINANCIAL STATEMENTS



                                                                  PAGE
                                                                  ----

CONSOLIDATED FINANCIAL STATEMENTS:

  REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS . . . . . .     1

  BALANCE SHEETS AS OF DECEMBER 31, 1998 AND 1997. . . . . . . .   2-3

  STATEMENTS OF OPERATIONS FOR THE YEARS ENDED
  DECEMBER 31, 1998 AND 1997 . . . . . . . . . . . . . . . . . .     4

  STATEMENTS OF STOCKHOLDERS' DEFICIT FOR THE
  YEARS ENDED DECEMBER 31, 1998 AND 1997 . . . . . . . . . . . .     5

  STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED . . . . . . . . .     6
  DECEMBER 31, 1998 AND 1997

  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . .  7-15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


Pinnacle  Business  Management,  Inc.
Clearwater,  Florida

We have audited the accompanying consolidated balance sheets of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

The accompanying financial statements for December 31, 1998 and 1997 have been prepared assuming that the company will continue as a going concern. As discussed in Notes 8 and 10 to the financial statements, the company has suffered recurring losses from operations, has a net capital deficiency, and certain litigation pending that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 8 and 10. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pinnacle Business Management, Inc. and Subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.


/S/ BAGELL, JOSEPHS, LEVINE, FIRESTONE & CO., L.L.C.
----------------------------------------------------
BAGELL, JOSEPHS, LEVINE, FIRESTONE & CO., L.L.C
Certified  Public  Accountants

February  28,  2000

      PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                   CONSOLIDATED BALANCE SHEETS

                         ASSETS
                         ------

                                         DECEMBER 31,
                                   ----------------------
                                      1998        1997
                                   ----------  ----------
CURRENT ASSETS
--------------
   Cash and cash equivalents       $    2,984  $    5,521
   Customer loans receivable, net     743,877     870,965
                                   ----------  ----------

  TOTAL CURRENT ASSETS                746,861     876,486
---------------------------------  ----------  ----------
PROPERTY AND EQUIPMENT                144,839      89,417
   Less accumulated depreciation      (43,078)    (18,515)
---------------------------------  ----------  ----------
                                      101,761      70,902

OTHER ASSETS
------------
Unamortized goodwill                  244,944     251,390
   Deferred tax asset                 505,560     220,734
   Security deposits                    6,996       6,996
   Receivables - other - net             - 0 -       - 0 -

                                   ----------  ----------
                                      757,500     479,120
                                   ----------  ----------

TOTAL ASSETS                       $1,606,122  $1,426,508
---------------------------------  ==========  ==========

See Accompanying Notes to Consolidated Financial Statements

        PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                    CONSOLIDATED BALANCE SHEETS


              LIABILITIES AND STOCKHOLDERS' DEFICIT
              -------------------------------------

                                                  DECEMBER 31,
                                             ------------------------
                                                1998         1997
                                             -----------  -----------

CURRENT LIABILITIES
-------------------
   Accounts payable and accrued expenses     $   79,783   $   75,742
   Current portion of long-term debt            600,000      550,000
                                             -----------  -----------
Total current liabilities                       679,783      625,742
-------------------------------------------  -----------  -----------


NOTES PAYABLE - OFFICERS'                         9,900      100,000
LONG-TERM DEBT, LESS CURRENT PORTION          1,344,276      998,755
                                             -----------  -----------

  Total long-term liabilities                 1,354,176    1,098,755
-------------------------------------------  -----------  -----------

TOTAL LIABILITIES                             2,033,959    1,724,497
-------------------------------------------  -----------  -----------

COMMITMENTS AND CONTINGENCIES
-------------------------------------------

STOCKHOLDERS' DEFICIT
-------------------------------------------
   Preferred stock                           $        -   $        -

   Common stock                                  16,494       13,418

   Additional paid-in capital                   541,965      121,992

   Deficit                                     (986,296)    (433,399)
                                             -----------  -----------

  Total stockholders' deficit                  (427,837)    (297,989)
-------------------------------------------  -----------  -----------


TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT  $1,606,122    1,426,508
-------------------------------------------  ===========  ===========

See Accompanying Notes to Consolidated Financial Statements

                 PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                        CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                  DECEMBER 31,
                                                           -------------------------
                                                              1998          1997
                                                           -----------  ------------
OPERATING REVENUE
---------------------------------------------------------
   Revenue                                                 $  633,478   $ 1,459,026
                                                           -----------  ------------

OPERATING EXPENSES
---------------------------------------------------------
   Salaries, employee leasing and related                     444,352       463,106
   Advertising                                                106,183        81,244
   Commissions                                                 35,568        46,282
   Office and general                                          56,746        43,632
   Professional fees                                           55,676        75,452
   Repairs and maintenance                                      5,562        12,892
   Rent                                                       110,923        83,792
   Repossession costs                                          53,310        33,563
   Telephone and utilities                                     81,260        71,313
   Travel                                                      59,749        62,401
   Other operating                                             91,982        89,695
                                                           -----------  ------------

  TOTAL OPERATING EXPENSES                                  1,101,311     1,063,372
---------------------------------------------------------  -----------  ------------

OPERATING INCOME (LOSS)                                      (467,833)      395,654
---------------------------------------------------------  -----------  ------------

OTHER EXPENSES
---------------------------------------------------------
   Interest expense                                          (278,050)     (552,839)
   Depreciation and Amorizitation expense                     (31,009)      (19,842)
   Bad debt                                                   (60,831)     (122,793)
                                                           -----------  ------------

  TOTAL OTHER EXPENSES                                       (369,890)     (695,474)
---------------------------------------------------------  -----------  ------------

INCOME (LOSS) BEFORE EXTRAORDINARY ITEM
  LIQUIDATION AND DISSOLUTION OF WHOLLY OWNED SUBSIDIARY     (837,723)     (299,820)
---------------------------------------------------------
AND PROVISION FOR INCOME TAX BENEFIT
---------------------------------------------------------

EXTRAORDINARY LOSS                                                  -        (1,933)
---------------------------------------------------------  -----------  ------------

NET INCOME (LOSS)
BEFORE FEDERAL INCOME TAX BENEFIT                            (837,723)     (301,753)
---------------------------------------------------------

PROVISION FOR INCOME TAX BENEFIT (EXPENSE)                    284,826       100,934
                                                           -----------  ------------

NET INCOME (LOSS) APPLICABLE TO COMMON SHARES                (552,897)     (200,819)
                                                           -----------  ------------

NET INCOME (LOSS) PER COMMON SHARES                             (0.04)        (0.02)
---------------------------------------------------------  -----------  ------------

WEIGHTED AVERAGE NUMBER OF COMMON SHARES
  OUTSTANDING                                              14,976,794    12,340,182
---------------------------------------------------------  -----------  ------------

           See Accompanying Notes to Consolidated Financial Statements

                          PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIT
                             FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                               ADDITIONAL
                                      COMMON STOCK               PAID-IN                     TOTAL
                                     $.001 PAR VALUE             CAPITAL                 STOCKHOLDER'S
                                     ---------------
                                         SHARES       AMOUNT     AMOUNT      DEFICIT        DEFICIT
                                     ---------------  -------  -----------  ----------  ---------------

Balance January 1, 1997-Fast Title
  Loans, Inc.                             11,104,000  $11,104  $     - 0 -  $(232,580)  $     (221,476)

Issuance of common stock for stock         1,973,027    1,973       24,960          -           26,933

Conversion of debt for common stock          341,000      341       97,032          -           97,373


            Net Loss                               -        -            -   (200,819)        (200,819)
                                     ---------------  -------  -----------  ----------  ---------------



Balance December 31, 1997                 13,418,027  $13,418  $   121,992  $(433,399)  $     (297,989)


Issuance of common stock                   3,076,175    3,076      419,973          -          423,049

             Net Loss                              -        -            -   (552,897)        (552,897)
                                     ---------------  -------  -----------  ----------  ---------------


Balance December 31, 1998                 16,494,202  $16,494  $   541,965  $(986,296)  $     (427,837)
                                     ===============  =======  ===========  ==========  ===============

           See Accompanying Notes to Consolidated Financial Statements

                       PINNACLE BUSINESS MANAGEMENT, INC. AND SUBSIDIARIES
                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                         FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997


                                                                           1998         1997
                                                                        ----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Income (Loss)                                                    $(552,897)  $  (200,819)
                                                                        ----------  ------------

   ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH
   PROVIDED BY (USED IN) OPERATING ACTIVITIES:
        Depreciation                                                       31,009        19,842
        Provision for doubtful accounts                                    60,831        81,919
        Deferred Income Tax Benefit                                      (284,826)     (100,934)

    CHANGES IN ASSETS AND LIABILITIES:
         (Increase) Decrease in customer loans receivable - net            49,257      (965,897)
         (Increase) Decrease in loans other                                     -       (25,000)
         (Increase) Decrease in deposits and other                              -       (13,973)
         Increase (Decrease) in accounts payable and accrued expenses       4,041        44,896
                                                                        ----------  ------------

  TOTAL ADJUSTMENTS                                                      (139,688)     (959,147)
----------------------------------------------------------------------  ----------  ------------

  NET CASH (USED IN) OPERATING ACTIVITIES                                (692,585)   (1,159,966)
----------------------------------------------------------------------  ----------  ------------

CASH FLOWS FROM INVESTING ACTIVITIES
----------------------------------------------------------------------
   Capital expenditures                                                   (58,422)      (53,316)
                                                                        ----------  ------------

  NET CASH (USED IN) INVESTING ACTIVITIES                                 (58,422)      (53,316)
----------------------------------------------------------------------  ----------  ------------

CASH FLOWS FROM FINANCING ACTIVITIES
----------------------------------------------------------------------
   Proceeds from issuance of long-term debt                               583,952     1,243,150
   Proceeds from issuance of common stock and paid in capital             423,049        25,000
   Principle payments on long-term debt                                  (168,431)      (50,000)
   Reduction of loans payable officers                                    (90,100)            -
                                                                        ----------  ------------

  NET CASH PROVIDED BY  FINANCING ACTIVITIES                              748,470     1,218,150
----------------------------------------------------------------------  ----------  ------------

NET INCREASE (DECREASE) IN CASH AND CASH

    EQUIVALENTS                                                            (2,537)        4,868
----------------------------------------------------------------------

CASH AND CASH EQUIVALENTS-BEGINNING OF PERIOD                               5,521           653
----------------------------------------------------------------------  ----------  ------------

CASH AND CASH EQUIVALENTS-END OF PERIOD                                 $   2,984   $     5,521
----------------------------------------------------------------------  ==========  ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

    CASH PAID DURING THE YEAR FOR:
            Interest Expense                                              270,250       470,862

NON-CASH ACTIVITY
     Conversion of debt to equity                                               -       179,173

           See Accompanying Notes to Consolidated Financial Statements

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

NOTE 1- ORGANIZATION AND BASIS OF PRESENTATION
        --------------------------------------

     Pinnacle Business Management, Inc. is an integrated consumer finance and E-commerce technology developer. The company operates title loan and paycheck advance locations. Fast Title Loans, Inc. (FTL)is a wholly owned subsidiary of Pinnacle Business Management, Inc. Fast Title Loans, Inc. is a consumer loan company that operates title loan offices in central Florida. The title loan is an immediate short term cash loan, using the free and clear title of a person's car or truck as collateral. The loan allows the customer to retain possession and use of their motor vehicle. Fast Paycheck Advance, Inc. is a wholly owned subsidiary of Pinnacle Business Management, Inc. that provides short-term paycheck advances to consumers. The accompanying financial statements reflect the consolidated operations of the above.

     On May 9, 1997, Pinnacle Business Management, Inc. (The "Company") was incorporated as a wholly owned subsidiary of 300365 BC, Ltd., D/B/A Peaker Resource Company, a company which was incorporated in British Columbia, Canada on November 13, 1985. 300365 BC, Ltd. had been inactive for years due to the lack of working capital. On May 15, 1997, the stockholders of 300365 BC, Ltd. exchanged all of the company's outstanding stock of 300365 BC, Ltd. for the stock of Pinnacle Business Management, Inc. This exchange was made on a share for share basis. There were no tangible assets of 300365 BC, Ltd. The excess of par value of the common stock issued over the assets acquired upon the acquisition of the parent was $1,933. After the exchange of stock, the parent became the wholly owned subsidiary and it was liquidated and the $1,933 was written off as an extraordinary loss upon the dissolution of 300365 BC, Ltd.

     On October 27, 1997, JTBH Corporation, a wholly owned subsidiary of the "Company", with no assets, merged with Fast Title Loans, Inc. (FTL) a Florida corporation. On that date Fast Title Loans, Inc. became the wholly owned subsidiary of Pinnacle Business Management, Inc. The shares of (FTL) were converted into common stock $.001 per share, of Pinnacle Business Management, Inc.

     The merger of (FTL) the private company into the public shell company Pinnacle Business Management, Inc. on October 27, 1997 gave rise to the private company having effective operating control of the combined company after the transaction. This was a reverse merger and the costs associatedwith were treated as a recapitilization. In 1998, the company incorporated Fast Paycheck Advance, Inc. as a wholly owned subsidiary. Also in 1998, the Company incorporated Summit Property, Inc. This subsidiary has remained inactive, however.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
        ------------------------------------------

     PRINCIPLES OF CONSOLIDATION:
     ----------------------------

     The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     USE  OF  ESTIMATES:
     -------------------

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     PROPERTY  AND  EQUIPMENT:
     -------------------------

     Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                               YEARS
                                               -----
     Improvements                              10-40
     Furniture  and  Equipment                 5-7

     Leasehold Improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

     REVENUE  RECOGNITION:
     ---------------------

     Substantially most of the revenues are derived from interest charged on consumer financing, title loans and advance paychecks.

     INCOME  TAXES:
     --------------

     The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 2  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES  (CONTINUED)
        -----------------------------------------------------------

     NATURE  OF  BUSINESS  AND  CREDIT  RISK:
     ----------------------------------------

     The company operates in mainly one business segment and primarily earns interest income on consumer title loans and advanced paychecks. Financial instruments which potentially subject the company to concentrations of credit risk are primarily customer loans receivable.

     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS:
     ----------------------------------------

     The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, customer loan receivables, accounts payable and accrued expenses and other liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair value because, in general, the interest on the underlying instruments fluctuates with market rates.

     EARNINGS  (LOSS)  PER  SHARE  OF  COMMON  STOCK:
     ------------------------------------------------

     Historical net income (loss) per common share is computed using the weighted average number of common shares outstanding.

     STATEMENTS  OF  CASH  FLOWS:
     ----------------------------

     For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

     ADVERTISING  AND  PROMOTIONAL  COSTS
     ------------------------------------

     Costs of advertising and promotional costs are expensed as incurred. Advertising costs were $106,183 and $81,244 in 1998 and 1997. respectively.

     GOODWILL
     --------

     Goodwill is amortized over 40 years. Amortization charged to expense was $6,446 and $6,446 in 1998 and 1997 respectively.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 3- CUSTOMER LOANS RECEIVABLE - NET
        -------------------------------

        Customer  loans  receivable,  net  consists  of  the  following:

                                                                 December  31,
                                                               -----------------
                                                             1998          1997
                                                           -------        ------
Customer loans receivable                                 $804,708    $1,001,656
Less: Allowance for doubtful accounts                     (60,831)    ( 130,691)
                                                          --------   -----------

Customer loans receivable - Net                           $743,877    $  870,965
                                                          ========   ===========

     Customer  loans  receivable  include  accrued  interest  amounts.

NOTE 4- RECEIVABLE - OTHER
        ------------------

     Note receivable dated December 29, 1997 to a company for $25,000 together with interest thereon at the rate of 18% per annum. The principal balance and accrued interest is due and payable on the earlier of a private placement being completed in whole or part including but not limited to any escrow disbursements of any funds to the maker, or March 27, 2000. There were no payments received in 1997 or 1998. The company has made an allowance for doubtful receivable for the entire loan.


NOTE 5- PROPERTY  AND  EQUIPMENT,  NET
        ------------------------------

        Property  and  equipment,  net  consists  of  the  following:

                                            1998        1997
                                          --------   ---------
Furniture and Equipment                 $  109,922   $ 59,256
Improvements                                34,917     30,161
                                         ----------  ---------
                                           144,839     89,417
Less: Accumulated depreciation             (43,078)   (18,515)
                                         ----------  ---------

Property and Equipment, Net             $  101,761   $ 70,902
                                         ==========  =========

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 6- LONG-TERM  DEBT
        ---------------

        Long-term  debt  consists  of  the  following:

                                                                1998              1997
                                                             ----------        -----------
Note payable lending institution with monthly
interest payable at 14% per annum expiring
February 28, 2000 (see Note 8).                              $  538,276        $  355,755

Note payable investor with monthly interest
payable at 4.5% per month.  This note
expires May 14, 1999.                                           100,000           100,000

Note payable investor with monthly interest
payable at rates varying between 16-36% per
annum, expiring March 1, 2000.                                  606,000           643,000

Renegotiated note payable investors with
monthly interest payable at rates varying
between 1.5%-6% per month.  This loan
expires in December, 2000.                                      450,000           450,000
          Note payable investor with monthly interest
payable at 4%, expiring May 17, 1999.                           150,000             - 0 -

Notes payable investor with interest payable
at 18% per annum, expiring February and
March, 1999.                                                    100,000             - 0 -
                                                              -----------      -----------
                                                              1,944,276         1,548,755

Less: Current Portion                                         (600,000)          (550,000)
                                                              -----------      -----------

Net Long-Term Debt                                           $1,344,276        $  998,755
                                                             ============      ===========

The non-current portion of long-term debt matures as follows:

                                       1999         600,000
                                       2000       1,344,276
                                                 -----------
                                             - $  1,944,276
                                              ==============

     The company has negotiated with certain investors to convert long-term debt to common stock at various negotiated prices predicated on market value. Long-term debt is substantially collateralized with motor vehicle titles and the personal guarantees of the officers and the assets of the company.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 7- STOCKHOLDERS' DEFICIT
        ---------------------

          The authorized capital stock of the company in 1997 consists of 15,000,000 shares of common stock with par value of $.001. As of December 31, 1997, there were 13,418,027 shares outstanding.

          The authorized preferred stock of the company in 1998 and 1997 consists of 10,000,000 shares with a par value of $.001 with rights and privileges to be set by the board of directors. As of December 31, 1998 and 1997, there were no shares issued or outstanding.

          In 1998, the corporation authorized an additional 5,000,000 shares of common stock for a total of 20,000,000 shares authorized with a par value of $.001. As of December 31, 1998, there were 16,494,202 shares outstanding.



NOTE 8- COMMITMENTS AND CONTINGENCIES
        -----------------------------

     (A)  LEASES:
          -------

     The company operates its facilities under certain operating leases. Future minimum lease commitments under non-cancelable operating leases are as follows:

                              1999         $37,373
                              2000          36,624
                                           -------
                                            73,997
                                           =======

     Rent and related expenses under operating leases amounted to $110,923 and $83,792 for the years ended December 31, 1998 and 1997 respectively. The company is operating various locations on a month to month basis.

     (B)  LITIGATION:
          -----------

     The company is a defendant involving a claim made in bankruptcy by First American Reliance, Inc. (FAR) against the company for $800,000, including 9% interest, for amounts loaned and advanced by FAR to the company

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 8- COMMITMENTS AND CONTINGENCIES (CONTINUED)
        -----------------------------------------

     which were not repaid. The company has asserted a defense and set off alleging that monies due to Pinnacle from stock subscriptions in 1998 delivered to FAR were not turned over to the company. It is further alleged that the claims of the company exceed the sum that FAR claims it is owed by the company. The company has not accrued any interest on this note for 1998 because of the offsets of monies due the company alleged in the litigation. The lawyers have stated that documentation to fully evaluate the claims is not presently available. However, the company is contesting the case vigorously. The company has accrued a liability for $538,276 in 1998 and $355,755 in 1997, respectively.

     Secondly, Tyler Jay & Company, L.L.C. commenced an action against the company asserting a claim for fees and commissions arising from loans made by FAR described in the previous paragraph. This also includes sums lost by Tyler Jay allegedly because Tyler Jay was not permitted to complete the private placement noted above. The sums demanded exceed $500,000 in the aggregate. Management is vigorously contesting the claim. The company has asserted claims and defenses that are still in the process of being evaluated by the attorneys. It is not possible to determine whether there will be a loss; or, if there is a loss, the extent of the loss.

     The company is anticipating filing form 10-sb to become fully reporting by march 8, 2000 pursuant to NASD rule 6530. The filing may not be accepted as effective by the United States Securities and Exchange Commission (SEC) by March 8, 2000. If the filing of Form 10-SB is not filed and accepted by the SEC by that date the Company would be removed from the OTC exchange. Should this occur, the Company would be required to file a Form 15c2-11 or exception thereto and be once again listed as soon as the SEC accepted the filing. The Company and their legal representatives have indicated that they have a contingency plan in place. This contingency plan would entail merging or acquiring another publicly reporting entity in a timely matter to remain listed.

NOTE 9- RELATED PARTY TRANSACTIONS
        --------------------------

          The officers of the company loaned $100,000 to the business to pay for certain costs in acquiring the public company. The loan is non-interest bearing and has no specific payment terms. In 1998, $90,100 was repaid.

     The company has issued common stock shares to two related family partnerships of the Presdient and CEO of the company respectively. At December 31, 1998 those outstanding shares approximated 9,005,000.

NOTE 10- GOING CONCERN
         -------------

          As shown in the accompanying financial statements, the company incurred substantial net losses for the years ended December 31, 1998 and 1997. Additionally, the company has a $100,000 note payable with an investor that expired May 14, 1999.

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 10- GOING CONCERN (CONTINUED)
         -------------------------

     The investor has not called this loan and it is shown as a current liability. Moreover, the company has debt that will be coming due between March 1, 2000 and December 31, 2000 without adequate capital available to repay the debt. The company is negotiating with the investors to either extend these obligations or convert the debt to equity. However, if these loans are called, the company's financial condition will be further negatively impacted. Finally, the company is defending various lawsuit claims that, if the outcome is unfavorable, would negatively impact the company. These factors raise substantial doubt about the company's ability to continue as a going concern.

     Management is working with the certain investors to rework the debt that is coming due. Additionally, management is vigorously contesting the lawsuits that have been filed against the company. The company feels that they have certain offsets against the claims in litigation and does not expect to pay more than what is reflected on the balance sheet at this time (see note 8). However, there can be no assurance that the company will be successful in its efforts to not have the payment of debt accelerated. If the company is unsuccessful in its efforts, it may be necessary to undertake such other actions as may be necessary to preserve asset value. The financial statements do not include any adjustments, other than the current classification of long-term debt in default, that might result from the outcome of those uncertainties.


NOTE 11- INCOME TAX BENEFIT
         ------------------

         The  benefit  for  income  taxes  is  as  follows:

                                           1998      1997
                                         --------  --------
Deferred income tax benefit
     (Federal only)                      $284,826  $100,934
                                         ========  ========

     At December 31, 1998 and 1997, the company had net operating loss carry forwards for U. S. Federal tax purposes available to offset future taxable income of approximately $986,296 and $433,399 which expire through 2013. The company has concluded that, based on expected future results and future reversals of existing temporary differences, it is more likely than not that the deferred tax assets will be realized. (See note 12)

                       PINNACLE BUSINESS MANAGEMENT, INC.
                                AND SUBSIDIARIES
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                           DECEMBER 31, 1998 AND 1997

NOTE 11- INCOME  TAX  BENEFIT  (CONTINUED)
         ---------------------------------

         The net deferred tax assets in the accompanying balance sheets include the following components:

                                          1998        1997
                                        --------    --------
         Deferred tax assets            $505,560    $220,734
      Deferred tax valuation allowance       -0-         -0-
                                        --------    --------

      Net deferred tax assets           $505,560    $220,734
                                        ========    ========

NOTE 12- SUBSEQUENT  EVENTS
         ------------------

         A note for an investor of $100,000 expired in 1999 and is reclassified
as a   ________ current obligation.

     Due to current local legislative climate regarding the title loan industry, the company aggressively pursued alternative operations. After considerable research and development, the company implemented payday advances and a debit card program in 1999. The result of this is a three year contract with Mailboxes ETC to facilitate payday advances on a national level. This contract was executed on September 24, 1999. The contract provides for rapid expansion without the considerable cost of store locations.

     Additionally, in August 1999 the company secured a national contract with Comdata through their banking affiliates. This contract allows the distribution of debit cards at the point of sale location. Subsequently, the company is in negotiation with its competitors to allow them to use the debit card system. This transforms the competitors into vendors and allows revenue on a broader basis. Management anticipates putting forth its efforts to expand the payday advance basis through physical locations and the Internet on a national basis to increase company value.

     February 28, 2000, the Company, Jeff Turino and Bruce Hall entered into an Agreement and Release concerning claims arising from operation of those officers' employment agreements with the Company between 1997 and 2000. Turino and Hall released the Company from certain performance obligations, including the waiver of back compensation and bonus amounts. In exchange, each received 27,500,000 shares of restricted common stock of the Company. Turino and Hall agreed to perform the remainder of the employment agreement in accordance with its terms. The Company released any claims arising from the officers' performance of the agreements prior to January 1, 2000.

EXHIBITS


 Number                   Exhibits
-------  -------------------------------------------

3.1      Articles of Incorporation and Amendments
-------  -------------------------------------------
3.2      By-laws
-------  -------------------------------------------
10.1     Mail Boxes Etc. USA, Inc. Contract
-------  -------------------------------------------
10.2     Comdata Corporation Contracts:
         10.2.1  Comdata Referral Agreement
         10.2.2  Comdata Payment Services Express
                 Cash Statement of Services
-------  -------------------------------------------
10.3     Mastercard Agreement
-------  -------------------------------------------
10.4     M.H. Meyerson & Co., Inc.
-------  -------------------------------------------
10.5     Employment Agreements:
         10.5.1  Turino Employment Agreement
         10.5.2  Hall Employment Agreement
         10.5.3  Agreement and Release
-------  -------------------------------------------
10.6     Gordon & Associates, Inc. Contract
-------  -------------------------------------------
21.      Subsidiaries of the Registrant
-------  -------------------------------------------
27       Financial Data Schedule
-------  -------------------------------------------
28       Letter from Accountant with respect to Rule
         12b-21 conditions
-------  -------------------------------------------

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PINNACLE  BUSINESS  MANAGEMENT  INC.



FEBRUARY  23,  2000
-------------------
Date



  /S/ Jeffrey G. Turino
-------------------------------------------------------
Jeffrey G. Turino, Chief Executive Officer and Director



  /S/ Michael B. Hall
-------------------------------------------------------
Michael B. Hall, President and Director